2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

(713) 849-9911

November 18, 2009

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

1 Station Place, N.E., Stop 4631

Washington, D.C. 20549

Re:	Flotek Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Proxy Statement Filed April 29, 2009

File No. 000-52423

Dear Mr. O’Brien:

Set forth below are the responses of Flotek Industries, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2009 (the “Comment Letter”), with respect to the above-referenced filings (the “Filings”). For your convenience, we have repeated in bold face type the comments exactly as set forth in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment. A copy of this letter has been furnished on EDGAR as correspondence.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ Jesse E. Neyman
Jesse E. Neyman
Executive Vice President,
Finance and Strategic Planning

cc:	Tracey McKoy (SEC)

Sherry Haywood (SEC)

W. Mark Young (Andrews Kurth LLP)

United States Securities and Exchange Commission

November 18, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 28

Results of Operations, page 34

1.	We have read your response to prior comment 3 from our letter dated September 14, 2009. Your proposed disclosure states “we utilize the financial measure of income from operations to track our segment performance.” If the measure you are referring to above is actually adjusted income from operations (a non-GAAP measure), as presented in your filing, we remind you that titles of non-GAAP measures should not be confusingly similar to GAAP measures. Please revise to clearly and distinctly refer to your non-GAAP measure.

Response: In future filings, management will refrain from using non-GAAP measures such as the one disclosed on page 34 of the referenced Form 10-K. Should we provide a non-GAAP disclosure in a future filing, we will include the disclosures discussed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

2.	You state your non-GAAP measure is used to track your segment performance. We note you adjust your non-GAAP performance measure to eliminate impairment charges of $67.7 million incurred in 2008 because you believe the impairment will become immaterial to users of your financial statements in the near-term period. We further note from your proposed disclosure that you state “large non-cash impacts to operating income that do not recur are not considered by Management when reviewing segment performance…” However, we note you incurred additional impairment charges of $18.5 million for the six months ended June 30, 2009. Please eliminate any reference to items as non-recurring when they are reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Given this and your proposed disclosure, it does not appear you have fully demonstrated the usefulness of the non-GAAP measure. Please tell us and disclose in future filings the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. If you continue to present this measure in future filings, please include the disclosures discussed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website. Provide us with an example of your intended future disclosure.

Response: In future filings, management will refrain from using non-GAAP measures such as the one disclosed on page 34 of the referenced Form 10-K. Should we provide a non-GAAP disclosure in a future filing, we will include the disclosures discussed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

United States Securities and Exchange Commission

November 18, 2009

Capital Resources and Liquidity, page 41

3.	We have read your response to prior comment 4 from our letter dated September 14, 2009. We note you have chosen to no longer disclose capital expenditure by segment because you believe it is not useful to investors. We further note your statement that you believe an investor would be most interested in understanding capital expenditures for a total Company. It is unclear to us how aggregated information would be more useful to an investor, given the fact that it appears capital expenditures are more material to the Drilling Products segment, given your disclosure in the 2008 Form 10-K. At a minimum, in future filings please include a discussion of your short and long-term capital expenditures. This discussion should describe the capital expenditures, quantify the cash needs and the sources of funds to meet such needs. Refer to Section 501.03(a) of the Financial Reporting Codification.

Response: In future filings, management agrees to provide the requested disclosure related to related to capital expenditures by segment and a discussion describing the capital expenditures, quantifying cash needs and the sources of funds to meet those needs. Please see “Financial Statements – Note 17 – Segment Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Investing Activities” in the recently filed Form 10-Q for the quarter ended September 30, 2009, where this disclosure has been provided.

4.	In response to prior comment 25, you state you will provide disclosure of actual and required ratios, “provided that the Company believes there is a possibility that a ratio or covenant will be breached within the next reporting period.” Please provide this disclosure in future filings whenever future non-compliance is reasonably likely, regardless of when the covenant would be breached (i.e. whether it is likely to occur within the next reporting period or in a subsequent reporting period).

Response: In future filings, management will provide disclosure related to actual and required ratios. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financing Activities” in the recently filed Form 10-Q for the quarter ended September 30, 2009, where this disclosure has been provided.

Critical Accounting Policies and Estimates, page 47

5.

We note your response to prior comment 7. Based on an evaluation of “qualitative factors,” you have “determined that misstatements of relatively small amounts of sales from services outside the logistics division would not have a material effect on the financial statements.” The basis for your analysis or its focus on hypothetical “misstatements of relatively small amounts” is not clear. Paragraph 12 of APB Opinion No. 22 requires disclosure of accounting policies “that materially affect the determination of financial position or results of operations.” Since sales from

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November 18, 2009

services outside of the logistics division represented 6% and 7% of total revenue in 2008 and 2007, it appears these disclosures would be material and useful. Please clarify, if true, exactly how your analysis determined that your revenue recognition policies for these services do not materially affect your results. Also, please supplementally describe your revenue recognition policies for these services. Refer to SAB Topic 13B.

Response: For the nine months ended September 30, 2009, $3.9 million of the consolidated $9.1 million of service revenue was contributed by the logistics division. The remaining $5.7 million consolidated service revenue was comprised of the following: $2.0 million – inspection services; $1.3 million – technician fees; $1.0 million – machine shop service; $0.8 million – mileage (related to inspections and technician fees); and $0.1 million – other services. Based on this analysis management believes that no additional disclosure is necessary.

Note 9 – Long-term Debt, page 78

6.	We have read your response to prior comment 11 from our letter dated September 14, 2009. You state you are not required to provide condensed consolidating financial information for your subsidiaries that guarantee your debt pursuant to paragraph (f) of Rule 3-10 of Regulation S-X. If condensed consolidating financial information is not required under paragraph (f)(4), your financial statements should include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries other than the subsidiary guarantors are minor. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section. Please revise future filings accordingly.

Response: In future filings, management agrees to provide the requested disclosure which states that the condensed consolidating financial information is not required under paragraph (f)(4). Please see “Financial Statements – Note 9 – Long-term Debt” subheading “Convertible Senior Notes” in the recently filed Form 10-Q for the quarter ended September 30, 2009, where the following disclosure has been provided:

“Because the Company is a holding company with no independent assets or operations, the Convertible Senior Notes are guaranteed by each of our 100% owned subsidiaries. The guarantees are full and unconditional, and joint and several.”

In future annual filings, management will also include the following additional disclosure in the Long-term Debt note:

“The agreements governing the Company’s long-term indebtedness do not contain any significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan so long as there is no default under those agreements.”

United States Securities and Exchange Commission

November 18, 2009

Exhibit 12 – Ratio of Earnings To Fixed Charges

7.	We have read your response to prior comment 14 from out letter dated September 14, 2009. Your proposed disclosure does not disclose the dollar amount of the deficiency. Please revise proposed disclosure to comply with Item 503 of Regulation S-K.

Response: In future annual filings, management will disclose the dollar amount of the deficiency to comply with Item 503 of Regulation S-K. The following is an example of the disclosure we will use to comply with Item 503 of Regulation S-K:

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
Computation of earnings:
Income from continuing operations before income taxes and fixed charges	$2,367	$9,373	$17,933	$27,141	$(41,080)
Add:
Fixed charges	753	881	1,121	3,738	10,716
Subtract:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	-	-	-	916	-

	$3,120	$10,254	$19,054	$29,963	$(30,364)

Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expensed and capitalized	$691	$827	$1,005	$3,501	$10,233
Estimate of interest within rental expense (1)	62	54	116	237	483

Fixed charges	753	881	1,121	3,738	10,716
Dividends on preferred stock and losses on purchases of preferred stock	-	-	-	-	-

Combined fixed charges and preferred stock dividends	$753	$881	$1,121	$3,738	$10,716

Ratio of earnings to fixed charges	4.14	11.64	17.00	8.02	-

Deficiency of earnings to cover fixed charges	$-	$-	$-	$-	$(41,080)

Ratio of earnings to fixed charges and preferred stock dividends	4.14	11.64	17.00	8.02	-

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$-	$-	$-	$-	$(41,080)

(1)	One third of rental expense is deemed to be representative of interest.

United States Securities and Exchange Commission

November 18, 2009

Definitive Proxy Statement

General

8.	We note your response to comment 16 in our letter dated September 14, 2009. Please provide information pursuant to 404(b) of regulation S-K, even if there are no related person transactions to disclose pursuant to Item 404(a) of Regulation S-K. Also, consider providing the information pursuant to Item 407(e)(4), Compensation Committee Interlocks and Insider Participation, in the governance section of the Schedule 14A instead of the Compensation Discussion and Analysis section.

Response: In future filings, the Company will enhance its disclosure regarding its review, approval or ratification of transactions with related persons. An example of this future disclosure follows:

“Transactions With Related Persons

The Company recognizes that related person transactions can present potential or actual conflicts of interest and it is the Company’s preference that related person transactions are avoided as a general matter. However, the Company also recognizes that there are situations, including certain transactions negotiated on an arm’s length basis, where related person transactions may be in, or may not be inconsistent with, the best interests of the Company and its stockholders. Therefore, the Nominating and Governance Committee of the Board will review, ratify or approve, as necessary, any related person transaction prior to the transaction being entered into, or ratify any related person transaction that has not been previously approved, in which a director, executive officer, five percent owner or immediate family member of any such person has a material interest, and which the transaction is in an amount in excess of $120,000, either individually or in the aggregate of several transactions during any calendar year.”

The Company will provide the information pursuant to Item 407(e)(4) of Regulation S-K in the governance section of the proxy statement rather than the Compensation, Discussion and Analysis section.

Compensation Discussion and Analysis, page 11

9.	We note your response to comment 17 in our letter dated September 14, 2009. We note disclosure: (a) on revised page 3 that you benchmark each element of compensation and you benchmark total compensation for each named executive officer at a level below the 75th percentile of the peer group, (b) on revised page 4 that Mr. Dumas’ annual salary was “in line” with the salaries being paid to chief executive officers in your peer group and (c) on revised page 7 that equity compensation is established consistent with a 50% benchmark or below of the peer group. For each named executive officer, please disclose where you target base salaries and where actual payments fall for each element of compensation within the targeted parameters.

United States Securities and Exchange Commission

November 18, 2009

Response: In future filings, the Company will provide additional disclosure with respect to executive officer compensation. An example of the revised disclosure follows (with the new disclosure presented in italics for your reference).

Executive Officer Compensation

Principal Elements of Compensation of Our Named Executive Officers

Historically, the principal elements of the compensation package offered to our executive officers has consisted of:

•	Base salary;

•	Cash bonus incentive compensation under the terms of the Company’s PPP; and

•	Equity compensation generally in the form of stock option or restricted stock grants under the terms of our 2005 and 2007 Long Term Incentive Plan.

Some, but not all of our named executive officers participate in certain perquisite programs as described later in this discussion and all of our named executive officers participate in group insurance programs and our 401(k) Plan on the same basis as all other employees of the company.

Allocation of Compensation among the Principal Components

The Committee has not established formulas for allocating compensation between compensation elements. Rather the Committee reviews compensation structures at companies in our Compensation Peer Group, historical compensation for the participant, the participant’s responsibilities, the participant’s performance on both financial metrics and individual goals and objectives provided by the Committee, and the individual circumstances of its senior executives when determining the mix of base salary, cash bonus percentages, and annual equity awards to be paid or awarded to our senior executive officers. As a result, the Committee applies a different mix of base salary, cash bonus incentive compensation and equity compensation to different executive officer positions. However our historical practice has been to make executives’ overall compensation opportunity significantly contingent on operational performance.

Base Salary

We review base salaries for our Chief Executive Officer and other executives annually to determine if a change is appropriate. In reviewing base salaries, we consider several factors including a comparison to base salaries paid for comparable positions in our Compensation Peer Group, the relationship among base salaries paid with our Company and individual experience and performance. Our intent is to fix base salaries at levels that we believe are consistent with

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our program design objectives, including the ability to attract, motivate and retain highly talented individuals in a competitive environment. Compensation for base salaries is generally set at the 50th percentile range of our Compensation Peer Group. For fiscal 2008, each executive officer received a base salary that was at or below the 50th percentile.

Chief Executive Officer

Mr. Dumas has been Chairman and Chief Executive Officer since 1998. Primarily based on market practices provided by the Compensation Consultant, the Compensation Committee determined in August 2008 that Mr. Dumas’ annual salary was in line with the salaries being paid to chief executive officers in our Compensation Peer Group. Mr. Dumas’ annual salary for 2008, therefore, remained $450,000, as previously established by the Committee in July 2007. Mr. Dumas’s salary was increased to $450,000 in July 2007 from $360,000 as a result of increasing operational responsibilities stemming from multiple acquisitions, increasing shareholder relations obligations, the growth in market capitalization and a more competitive employment environment.

Chief Operating Officer

Mr. Reeves was appointed Executive Vice President and Chief Operating Officer in May 2008. Prior to his appointment as Executive Vice President and Chief Operating Officer, Mr. Reeves served as President of the Company’s Downhole Tool Division from January 2007, and served as Vice President of the Company’s Turbeco Division from April 2004 until January 2007. The Committee increased Mr. Reeves’ salary in May 2008 from $200,000 to $275,000 in connection with his promotion to Executive Vice President and Chief Operating Officer. In setting the new base annual salary for Mr. Reeves, the Committee considered Mr. Reeves’ new position and responsibilities, information regarding compensation practices among companies in the Compensation Peer Group and the salaries of other key employees of the Company along with an informal evaluation of Mr. Reeves’ past performance and future potential.

Chief Financial Officer

Mr. Neyman was appointed Senior Vice President and Chief Financial Officer in October 2008. Prior to his appointment as Senior Vice President and Chief Financial Officer, Mr. Neyman served as Vice President of Business Development from December 2006 until October 2008. The Compensation Committee increased Mr. Neyman’s salary in October 2008 from $185,000 to $200,000 in connection with his promotion to Senior Vice President and Chief Financial Officer. The amount of the increase was based on Mr. Neyman’s new position and responsibilities, the Compensation Committee’s understanding of market practices in regard to compensation of Chief Financial Officers among companies of Flotek’s size, Mr. Neyman’s experience and his performance in previous roles with the Company.

Interim Chief Financial Officer

James Andrew Jowett joined Flotek in January 2006 as Chief Accounting Officer and served as Interim Chief Financial Officer from August 2008 until October 2008. The

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Compensation Committee increased Mr. Jowett’s salary in August 2008 from $150,000 to $175,000 for that Interim period. The increase was based on Mr. Jowett’s new position and responsibilities. Mr. Jowett has left the Company under the terms of the separation agreement as of March 17, 2009.

Former Chief Financial Officer

Our Chief Financial Officer from April 2004 until August 2008 was Lisa Meier. Mrs. Meier’s annual salary for 2008 was $250,000, which she received up to the date of her resignation as Chief Financial Officer on August 8, 2008. Mrs. Meier’s salary was increased to $250,000 in July 2007 from $$210,000 as a result of increasing operational responsibilities stemming from multiple acquisitions, increasing shareholder relations obligations, a more competitive employment environment, increased compliance responsibilities under the Sarbanes Oxley Act and to bring Mrs. Meier in line with her peers.

2009 Base Salaries

In regard to 2009 salaries of the named executive officers, the Compensation committee has reviewed the current status of the salary amounts in regard to overall market competitiveness, internal equity, personal performance and the current operating environment. Based on this review, the Compensation Committee has decided to defer any decisions regarding salary amounts for named executive officers, subject to a possible review in the third quarter of 2009.

Annual Bonus Compensation

After a review of the effectiveness of the PPP by management and the Compensation Consultant and upon receiving their recommendations regarding improvements to the structure of the annual cash bonus plan structure, the Compensation Committee approved the 2009 Management Incentive Plan (“MIP”) to replace the PPP. Under the terms of the MIP named executive officers and other leadership employees will have the opportunity to earn annual cash incentives based on the achievement of Company performance objectives, operating unit performance objectives (applicable to Mr. Reeves and other leadership employees assigned to operating units) and individual objectives. For executive officers 75% of MIP compensation will be earned by the Company’s performance on Company objectives including 2009 budget revenue, 2009 budget EBITDA, and 2009 budget fully diluted earnings per share (each equally weighted), and 25% will be based on individual performance objectives.

For each goal, a threshold, target and challenge amount has been defined. Performance below threshold on any measure results in no bonus amount contingent on that measure being paid. Performance at threshold results in 50% of the contingent amount being paid, while 100% and 120% of the contingent amounts are paid at target and challenge levels, respectively. Failure to achieve threshold on any one measure does not disqualify participants from earning bonuses based on performance on other measures.

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November 18, 2009

The Company objectives were selected because, in the opinion of the Compensation Committee, success on these measures is vital to the ability of the Company to emerge successfully from the current difficult operating environment. Because the operating environment in 2009 is so difficult, the Committee believes that the objectives will be difficult to achieve and would consider target performance to be an extraordinary achievement.

The MIP provides that if the company’s performance exceeds the challenge level or if performance does not meet threshold levels, the CEO may recommend for Compensation Committee approval of discretionary awards to those executives and other employees whose efforts contributed to positive results or mitigated negative results. As discussed below with respect to each executive officer, performance objectives were not met in fiscal 2008 and as a result, no bonus payments were made. This resulted in annual bonus compensation being paid below the targeted amount.

Chief Executive Officer

Mr. Dumas was scheduled to receive total compensation of $1,425,000 in 2008, comprised of a base salary of $450,000, a targeted bonus of $495,000 and equity compensation. As described above, the targeted bonus is based on certain financial targets, including pre-tax income, achievement of the Company’s performance objectives and individual objectives. The Company did not meet its performance objectives in 2008 and as a result, Mr. Dumas did not receive a bonus.

Chief Operating Officer

Mr. Reeves was scheduled to receive total compensation of $723,500 in 2008, comprised of a base salary of $275,000, a targeted bonus of $165,000 and equity compensation. As described above, the targeted bonus is based on certain financial targets, including pre-tax income, achievement of the Company’s performance objectives and individual objectives. The Company did not meet its performance objectives in 2008 and as a result, Mr. Reeves did not receive a bonus.

Chief Financial Officer

Mr. Neyman was scheduled to receive total compensation of $380,000 in 2008, comprised of a base salary of $200,000, a targeted bonus of $80,000 and equity compensation. As described above, the targeted bonus is based on certain financial targets, including pre-tax income, achievement of the Company’s performance objectives and individual objectives. The Company did not meet its performance objectives in 2008 and as a result, Mr. Neyman did not receive a bonus.

Interim Chief Financial Officer

Mr. Jowett was scheduled to receive total compensation of $230,000 in 2008, comprised of a base salary of $175,000, a targeted bonus of $30,000 and equity compensation. As described above, the targeted bonus is based on certain financial targets, including pre-tax income,

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achievement of the Company’s performance objectives and individual objectives. Mr. Jowett has left the Company under the terms of the separation agreement as of March 17, 2009, and as a result, did not receive a performance bonus.

Former Chief Financial Officer

Mrs. Meier was scheduled to receive total compensation of $715,000 in 2008, comprised of a base salary of $250,000, a targeted bonus of $150,000 and equity compensation. As described above, the targeted bonus is based on certain financial targets, including pre-tax income, achievement of the Company’s performance objectives and individual objectives. See “Employment and Separation Agreements” below for a description of payments made to Mrs. Meier in connection with her resignation.

2009 Annual Bonus Compensation

Following a review of competitive compensation practices, internal equity considerations, individual performance and the current operating environment, the Compensation Committee determined that the target bonus amounts available to each of the Named Executive Officers under the MIP (expressed as a percentage of annual base salary) will remain unchanged in 2009 from the target percentages in effect for 2008.

Equity Compensation

The historical practice of the Compensation Committee has been to grant restricted stock and/or options to attract, retain, motivate and reward employees and executive officers, and to encourage ownership in Flotek. The grant value of awards is determined by the Compensation Committee based on its understanding of competitive practices, internal equity considerations, performance, and the potential of the employee. The Compensation Committee considers it important that the value inherent in the grant is sufficient to create a long-term incentive for the employee to remain with the Company and to focus on the strategic objectives that must be achieved in order to deliver an attractive return to shareholders.

Through 2008, such grants have consisted of incentive stock options, non-qualified stock options and restricted stock. Generally, the Compensation Committee has granted awards of stock options to our executive officers upon their appointment as executive officers or in annual grants made at the end of a fiscal year or shortly thereafter. The equity grants typically have vested over three or four years. Grants made to executive officers are shown in the 2008 Grants of Plan-Based Awards table.

One-half of the value of the equity grants awarded in 2008 took the form of restricted stock and one-half of the award values were comprised of non-qualified stock options. The value attributed to restricted shares is based on the closing price of Flotek shares on the date of grant, while the value attributed to stock options is based on the Black-Scholes value of the options on the date of grant. In addition to the service condition, the restricted stock portion of the 2008 equity grant vests evenly over four years and has a performance condition that requires the Company or certain divisions of the Company to reach 90% of budgeted Pre-Tax Income for the

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stock to vest in that year. The option portion of the 2009 equity grant also vests evenly over four years and only has a service condition. Grants to Messrs. Dumas, Reeves and Neyman provide for accelerated vesting in the event of a change in control of the Company as defined under Potential Payments upon Termination of Employment or Change in Control; this condition only applies to one other employee of the Company.

On February 16, 2009, the Compensation Committee approved equity grants to named executive officers as follows: Mr. Dumas received 107,575 shares of restricted stock and options to purchase 200,000 shares of Common Stock at $2.51 per share; Mr. Reeves received 43,828 shares of restricted stock and options to purchase 81,484 shares of Common Stock at $2.51 per share; Mr. Neyman received 31,876 shares of restricted stock and options to purchase 59,260 shares of Common Stock at $2.51 per share, and Mr. Jowett received 4,784 shares of restricted stock and options to purchase 8,892 shares of Common Stock at $2.51 per share. The equity compensation element of total compensation is established as a percentage of revenue, consistent with the 50% benchmark or below of the Compensation Peer Group. These awards were below the 50th percentile of our Compensation Peer Group. Retention was a key consideration for the February 16, 2009 equity grants and individual performance objectives were not considered in connection with such grants.

In a departure from past practice, the Committee decided that for 2009, no performance conditions would be attached to the 2009 restricted stock grants This decision was made because, in the Compensation Committee’s opinion, the equity positions of named executive officers attained through prior awards have diminished in value to such a degree in the current operating environment that they do not currently represent a meaningful wealth accumulation opportunity and thus, are of limited value in motivating performance on strategic goals or in retaining our named executive officers. Further, given the current operating environment, the Compensation Committee believes that it is difficult to set goals for a three-to-five year period.

All equity-based awards that the Compensation Committee awarded have been reflected in our consolidated financial statements based upon the applicable accounting guidance. In December 2004, the Financial Accounting Standards Board (“FASB”) published FASB Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123R” or the “Statement”). FAS 123R requires us to recognize in our financial statements the compensation cost relating to share-based payment transactions, including grants of employee stock options. We have to measure the cost based on the fair value of the equity or liability instruments issued. FAS 123R, which replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance, covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. To date, we have only awarded stock options and restricted stock awards under our stock awards plan. Additionally, FAS 123R requires us to measure the cost of employee services received in exchange for stock options based on the fair value of the award on the grant date, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123R permits us to use any option-pricing model that meets the fair value objective in the Statement. We adopted FAS 123R on a prospective basis beginning January 1, 2006, for stock-based compensation awards granted after that date and for unvested

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awards outstanding at that date using the modified prospective transition method. We recognize the fair value of stock-based compensation awards as compensation expenses in our statement of operations on a straight line basis over the vesting period.

Employment and Separation Agreements

The Company has not entered into any employment or severance agreements with any of its current named executive officers. However, in connection with the resignation of Ms. Meier as Chief Financial Officer effective August 8, 2008, Flotek entered into a Separation and Release Agreement with Ms. Meier, which provided for, among other things: (i) a cash payment equal to the sum of her regular salary through the Resignation Date and her accrued vacation benefits in the amount of $6,730.77; (ii) a short-term deferral payment in the amount of $153,846.20, payable in 16 equal bi-weekly payments of $9,615, commencing on August 15, 2008; (iii) a six month deferral payment in the amount of $96,153.80, payable in 10 equal bi-weekly payments of $9,615.38, commencing on March 27, 2009; and (iv) payment to Ms. Meier of up to $10,000 with respect to her attorney’s fees incurred in connection with the negotiation of the Separation and Release Agreement.

In connection with the departure of Mr. Jowett as Chief Accounting Officer effective March 17, 2009, Flotek entered into a Separation and Release Agreement with Mr. Jowett, which provided for amongst other things: (i) a cash payment equal to the sum of his regular salary through March, 31, 2009 and his accrued vacation benefits in the amount of $2,163; (ii) a payment in the amount of $50,000 payable in a lump sum.

Equity Retention Grant

In February 2009, the Compensation Committee approved a retention grant of 60,000 shares of restricted stock to Mr. Reeves. The restricted stock grant vests over a five year period as follows: (i) 5,000 shares vest on the first anniversary of the grant; (ii) 5,000 shares vest on the second anniversary of the grant; (iii) 10,000 shares vest on the third anniversary of the grant; (iv) 20,000 shares vest on the fourth anniversary of the grant; and (v) 20,000 shares vest on the fifth anniversary of the grant. The purpose of the equity grant was to incentivize Mr. Reeves to remain in a long-term management role with the Company.

Other Benefits

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Executive officers are eligible to participate in all of our employee benefit plans, including medical, dental & vision care programs, Company-paid accidental death, dismemberment & life insurance, and Flotek’s 401(k) plan, on the same basis as other employees. During 2008 and first quarter of 2009, we provided a matching contribution on employee contributions of up to 4% of eligible compensation determined by statutory limits. Effective as of April 2009 we suspended such matching contributions. Other than the 401(k) plan we do not offer pension or retirement benefits. Our international employee’s may have slightly different employee benefit plans than those we offer domestically, typically as a result of legal requirements in any specific country.

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Perquisites

We do not have a formal process to review regularly the perquisites received by members of senior management. The perquisites received by each senior executive are determined by past practices. The specific perquisites our named executives are currently receiving or have received in the past include:

•	Our Chief Executive Officer and Chief Operating Officer receive a Company owned vehicle.

•	A country club membership in our Chief Executive Officer’s name that is primarily used for marketing purposes by our operating units.